August 22, 2019

Zhe Wang
Chairman, Chief Executive Officer, and Director
TIAN RUIXIANG HOLDINGS LTD
21A Jingyuan Art Center, 3 Guangqu Road
Chaoyang District, Beijing 100124

       Re: TIAN RUIXIANG HOLDINGS LTD
           Draft Registration Statement on Form F-1
           Submitted July 25, 2019
           CIK No. 0001782941

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 25, 2019

Cover Page

1. Please revise the description of the escrow arrangement to clarify whether you will return funds promptly in the event the minimum offering amount is not sold. Refer to Exchange
       Act Rule 10b-9.
2. We note the statement that investors "should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.
 Zhe Wang
FirstName LastNameZhe Wang LTD
TIAN RUIXIANG HOLDINGS
Comapany NameTIAN RUIXIANG HOLDINGS LTD
August 22, 2019
August 22, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

3. Please balance your disclosure where you state that you have relationships with over forty insurance comapnies to highlight the fact that approximately 63% of your total commissions in fiscal 2018 were attributable to your top five insurance company partners.
         Also identify in the Overview the two companies that accounted for 32% and 13.9% of your 2018 commissions, as mentioned on page 11.
4. Please expand your disclosure to describe how your products and services are
         "innovative" and designed to achieve "superior customer satisfaction." Corporate Structure, page 2

5. Please revise your organizational charts on pages 2 and 59 to include the abbreviations used to refer to the entities throughout your prospectus.
Our Strengths, page 2

6. If you choose to highlight your strengths in the Summary, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations you face.
Corporate Information, page 3

7.       Please disclose the commercial name of your company as required by
Item 4.A.1 of Form
         20-F. For example, we note that your logo contains the name TRX Insurance, your website is www.tianrx.com and the legal name of your operating company is Zhejiang
         Tianruixiang Insurance Broker Co. LTD. Please clarify in your disclosure the name(s) by which your customers recognize you.
Implications of Our Being an "Emerging Growth Company", page 3

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Special Note Regarding Forward-Looking Statement, page 9

9. You caution investors not to place "undue reliance" on forward-looking statements based on statistical data obtained from government publications. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly. In addition, please revise the last sentence in this section to clarify that you undertake no obligation to update any forward-
 Zhe Wang
FirstName LastNameZhe Wang LTD
TIAN RUIXIANG HOLDINGS
Comapany NameTIAN RUIXIANG HOLDINGS LTD
August 22, 2019
August 22, 2019 Page 3
Page 3
FirstName LastName
         looking statements except as required by applicable law.
Risk Factors
Because our industry is highly regulated, any material changes in the regulatory environment..., page 14

10. You state that it is sometimes unclear how laws and regulations apply to your business, including laws and regulations applicable to online and mobile platforms. Please expand your disclosure to discuss some of the laws and regulations regarding online and mobile platforms that are unclear and how the lack of clarity may impact your business.
Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition..., page 26

11. We note your disclosure that the company has not paid in full the housing funds required for all of its employees. Please revise to quantify the shortage of contributions to the housing funds and the sources of funds that will be used to make such contributions.
Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations., page 31

12. Please revise your disclosure to describe the "reduced substance requirements" to which you may be subject and to address whether, based on the Substance Law as currently in effect, you anticipate the Substance Law will have a material impact on you and your operations.
Use of Proceeds, page 32

13. Please revise to disclose the number of new branches you expect to be able to open if you achieve the minimum amount of proceeds and if you achieve the maximum amount.
         Please also clarify whether the cost of new personnel is factored into the cost of opening up new branches.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Compensation and Related Benefits, page 44

14.      Please address the following:
           Disclose that you did not pay salaries to your executive officers in either fiscal 2017 or
            2018.
           Disclose the annual salaries that will be paid to your executive officers.
           Confirm to us that none of the executive officer salaries to be paid after you become a public reporting company in the United States will be for services rendered during fiscal 2017 or 2018 or any interim period in fiscal 2019 that will be provided by amendment.
 Zhe Wang
TIAN RUIXIANG HOLDINGS LTD
August 22, 2019
Page 4

             Disclose for each period presented the amount of commissions included herein paid to sales agents that you have a contractual relationship and are not your employees as discussed on page 67.
             Disclose, for each period presented, the average number of your employees.
Business
Our Strengths, page 61

15. We note your statement that members of your management team have on average over 10 years of insurance industry experience. However, based on your disclosure on page 77, it appears that the CEO and CFO do not have prior experience working in the insurance industry prior to 2016. Please revise your disclosure to discuss the insurance industry experience of your management team and to state, if true, that your CEO and CFO do not have insurance industry experience. If true, also balance your Summary disclosure on page 2 where you characterize your management's experience as a strength to place that disclosure in the proper context.
Distribution and Marketing, page 65

16. Please revise your disclosure to include the percentage of automobile insurance revenue that is attributed to cooperation agreements with automobile manufacturers and dealers.
Collaboration With Insurance Companies, page 66

17. Please expand your disclosure in this section to describe the material terms of your cooperating agreements with insurance companies, and in particular with Sunshine
         Property Insurance Co. Ltd, Hangzhoung Branch and Ping An Property Insurance of
         China Incorporated Company, Zhejiang Branch, since you received a significant percentage of your commissions from these two relationships. In addition, please file the cooperating agreement with Ping An Property Insurance of China Incorporated Company,
         Zhejiang Branch as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K. Competition, page 67

18. Please revise your disclosure to name any key competitors who are also professional insurance intermediaries and describe your position in the market in relation to such key competitors.
Regulations on Domain Names, page 76
FirstName note that you have completed registration of your online platform, Needbao, which is
19.    We LastNameZhe Wang
Comapany NameTIAN RUIXIANGor www.needbao.tianrx.com. This website is not located at www.needbao.net HOLDINGS LTD
Augustfunctioning. Please advise.
        22, 2019 Page 4
FirstName LastName
 Zhe Wang
FirstName LastNameZhe Wang LTD
TIAN RUIXIANG HOLDINGS
Comapany NameTIAN RUIXIANG HOLDINGS LTD
August 22, 2019
August 22, 2019 Page 5
Page 5
FirstName LastName
Management, page 77

20. Please revise your disclosure to provide the CEO's business experience from 2013 to
         2016, if any.
Executive Compensation, page 81

21. Please disclose the total amounts set aside or accrued to provide pension, retirement or similar benefits. Refer to Item 6.B.2 of Form 20-F.
Taxation
Passive Foreign Investment Company, page 102

22. We note your disclosure, "Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules." Please revise this sentence to clarify the taxable year(s) in which you do not expect to be a PFIC and whether you are referring to your current operations and the composition of your assets, without taking into account the cash you raise in this offering. Legal Matters, page 109

23. We note your disclosure that the validity of the Class A Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon by Hunter Taubman Fischer & Li LLC. However, there is no opinion by Hunter Taubman Fischer & Li LLC on the list of exhibits on page 116. Please advise whether you intended to include a U.S. tax opinion from Hunter Taubman Fischer
         & Li LLC, and make appropriate revisions as necessary.
Item 9. Undertakings, page 112

24. Please add the undertakings required by Item 512(a)(1) - (4) of Regulation S-K or advise.
Notes to Consolidated Financial Statements
Note 1: Organization and Nature of Operations, page F-7

25. Tell us why it is appropriate to reflect the operations of Zhejiang Tianruixiang Insurance
         Broker Co. Ltd. (TRX ZJ) in the consolidated financial statements of TIAN RUIXIANG
         Holdings Ltd. (TRX) prior to the formation of TRX. Reference for us the authoritative literature you relied upon to support your position. Included in your response ensure that you address the following:
           Explain why the financial statements of TRX ZJ are not predecessor financial statements.
           Explain why you do not include separate audited financial statements of TRX.
           Tell us why it is appropriate to reflect TRX ZJ as a variable interest entity (VIE)
              consolidated by Beijing Tianruixiang Management Consulting Co., Ltd. (TRX BJ) as
 Zhe Wang
TIAN RUIXIANG HOLDINGS LTD
August 22, 2019
Page 6
          primary beneficiary before the date that the various agreements causing variability were entered into in conjunction with your reorganization transaction on May 20,
          2019. In other words, explain how TRX ZJ can be a VIE before May 20, 2019 and consolidated by TRX BJ before that date when it did not own TRX ZJ. If retroactive consolidation of TRX ZJ is appropriate, tell us how you applied the
          guidance in ASC 810-10-30-1. In this regard, it does not appear that you reflect any significant intangible assets or goodwill resulting from the apparent initial acquisition of TRX ZJ by RB Wealth, a member of the control group, on May 30, 2016 as disclosed on page 59.
          If a retroactive consolidation of TRX and the various entities under common control is appropriate, confirm to us that the filing will include financial statements through a date that includes the date of the May 20, 2019 reorganization. Refer to 805-50-45-2.
Note 3: Summary of Significant Accounting Policies
Revenue Recogntion, page F-13

26. On page F-14, you disclose that all the recognition criteria for your commission revenue is met when the premiums are collected and not before, because collectibility is not ensured until receipt of the premium. Please clarify your disclosure to indicate how your policy complies with the probable notion regarding collectibility in ASC 606-10-25-1e.
General

27. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
        You may contact Mark Brunhofer at 202-551-3638 or Jim B. Rosenberg at 202-551-
3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameZhe Wang
                                                             Division of
Corporation Finance
Comapany NameTIAN RUIXIANG HOLDINGS LTD
                                                             Office of
Healthcare & Insurance
August 22, 2019 Page 6
cc:       Ying Li
FirstName LastName